AerCo Limited
         Cash Analysis of Financial Condition and Results of Operations

                            Three Month Period from
                      December 15, 2000 to March 15, 2001

I   Background and General Information

The financial information contained in this report was not prepared in accordance with generally accepted accounting principles of the United States or the United Kingdom but was prepared in accordance with the Company's obligations under the Indenture. This report should be read in conjunction with the Company's most recent financial information prepared in accordance with generally accepted accounting principles of the United Kingdom, including a reconciliation of net loss, shareholders' deficit and aircraft assets to estimated amounts under generally accepted principles of the United States. For this you should refer to the Company's Form 20-F which is on file at the Securities and Exchange Commission.

On July 15, 1998, AerCo Limited ("AerCo" or "the Company"), a Jersey limited liability company, issued $800 million of notes in four subclasses, subclass A-1, subclass A-2, subclass B-1 and subclass C-1 (the "1998 notes"). The Company also issued two additional subclasses of notes, the subclass D-1 notes and the subclass E-1 notes which were purchased by debis AirFinance Ireland plc, formerly AerFi Group plc ("debis AirFinance"). The Company used the proceeds from the issuance of the 1998 notes, the subclass D-1 notes and the subclass E-1 notes (i) to acquire the issued and outstanding capital stock of Aircraft Lease Portfolio Securitization 94-1 Limited, a Jersey limited liability company ("ALPS 94-1") (and thereby to indirectly acquire ALPS 94-1's portfolio of 25 aircraft and the related leases), (ii) to finance the repayment of all of ALPS 94-1's existing financial indebtedness and (iii) to finance the acquisition of 10 aircraft and the related leases from debis AirFinance and its subsidiaries ("debis AirFinance Group") through the acquisition of 100% of the capital stock of three wholly owned subsidiaries of debis AirFinance.

On May 14, 1999, AerCo consummated an exchange offer under which the 1998 notes were exchanged for notes which are registered with the Securities and Exchange Commission. The registration statement filed by AerCo in connection with the 1999 exchange offer went effective on April 15, 1999.

On July 17, 2000, AerCo issued a further $960 million of notes in four subclasses, subclass A-3, subclass A-4, subclass B-2 and subclass C-2 (the "2000 notes"). The Company also issued two additional subclasses of notes, the D-2 notes and E-2 notes which were purchased by debis AirFinance. The Company used the proceeds from the issuance of the 2000 notes, the subclass D-2 notes and subclass E-2 notes (i) to refinance the subclass A-1 notes, (ii) to refinance the subclass D-1 notes and (iii) to acquire 30 additional aircraft (the "additional aircraft") with an appraised value of $724.1 million, and associated leases through the acquisition of certain aircraft owning subsidiaries, and one associated conduit leasing company, of debis AirFinance Group. Certain of the additional aircraft transferred to AerCo on July 17, 2000. The funds allocable to the remaining undelivered aircraft were deposited into the aircraft purchase account and were used to purchase the remaining additional aircraft as they were ready for delivery. As of January 31, 2001, all of the additional aircraft had been delivered to AerCo.


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At the time of issue of the 2000 Notes, AerCo undertook to complete by April
12, 2001 either an exchange offer for the 2000 notes under an effective registration statement or to register the resale of the 2000 notes under the US Securities Act of 1933. The registration statement filed by AerCo in connection with the 2000 exchange offer went effective on December 7, 2000 and on that date, AerCo commenced an exchange offer under which the 2000 notes were exchanged for notes registered with the Securities and Exchange Commission. The exchange offer was completed on January 31, 2001. The 1998 notes (excluding the subclass A-1 notes), the notes issued as a result of the exchange offer in 1999, the 2000 notes and the notes issued as a result of the 2000 exchange offer are collectively referred to below as the "notes".

Applying the declining value assumptions contained in the Offering Memorandum issued by AerCo on July 12, 2000 to the appraisal dated March 1, 1998 of the aircraft acquired by AerCo on July 15, 1998, adjusting for aircraft sales, and to the April 30, 2000 appraisal of the additional aircraft, the total appraised value of AerCo's portfolio was assumed to be $1,522.9 million at March 15, 2001. The adjusted appraised value of AerCo's portfolio at March 15, 2001 is $1,464.1 million.

On February 19, 2001, AerCo obtained an annual appraisal of the base value of the portfolio in accordance with the terms of the Indenture. On the basis of these appraisals, the average appraised base value of the portfolio was approximately $1,467.5 million, compared with $1,541.9 million as of April 30, 2000. A Form 6-K containing a press release on these appraisals was filed with the Securities Exchange Commission on February 22, 2001.

At March 15, 2001 AerCo owned (directly and indirectly) 63 aircraft, which are on operating leases, having sold one Fokker 100 aircraft in January 1999 and a second Fokker 100 aircraft in July 1999. At April 30, 2001 AerCo owned 62 aircraft having sold one B757 aircraft. AerCo may also acquire further aircraft and any related existing leases or similar arrangements from various sellers, which may include debis AirFinance Group. Additional aircraft may include among other things, aircraft, engines and entities with an ownership or leasehold interest in aircraft or engines. AerCo will finance acquisitions of further aircraft with external funds, including issuing further notes. Any acquisition of further aircraft will be subject to certain confirmations from the Rating Agencies and compliance with certain operating covenants of AerCo set out in the Indenture dated as of July 15, 1998, as amended on July 17, 2000, by and between AerCo and Bankers Trust Company, as trustee of the notes (the "Indenture"). As of March 15, 2001, 61 of the 63 aircraft were on lease to 36 lessees in 20 countries as shown on pages 16 and 17 attached.

The discussion and analysis which follows is based on the results of AerCo Limited and its subsidiaries as a single entity (collectively the "AerCo Group").

AerCo Group's cash receipts and disbursements are determined, in part, by the overall economic condition of the aircraft leasing market. This, in turn, is affected by various regional economic conditions affecting airline operations and trading; aircraft manufacturer production levels; passenger demand; retirement and obsolescence of aircraft models; manufacturers exiting or entering the market or ceasing to produce aircraft types; re-introduction into service of aircraft previously in storage; governmental regulation; air traffic control infrastructure constraints; capital market risks and general risks of lessee default.


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AerCo Group's ability to compete against other lessors is determined, in part, by the composition of its fleet in terms of mix, relative age and popularity of the aircraft types. In addition, operating restrictions imposed by the Indenture, and the ability of other lessors, who may possess substantially greater financial resources, to offer leases on more favourable terms than AerCo Group, may also impact AerCo Group's ability to compete with other lessors.

For the purposes of this report, the "Three Month Period", referred to on page 12 "Comparison of Actual Cash Flows versus Base Case Cash Flows for the period from December 15, 2000 to March 15, 2001, comprises information from the monthly cash reports dated January, February and March 15, 2001. The financial data in these reports includes cash receipts from December 11, 2000 (first day of the Collection Period for the January 2001 Report) up to March 9, 2001 (last day of the Collection Period for the March 2001 Report). Page 15 presents the cashflow information from July 17, 2000 to the March 2001 Payment Date. This report however limits its commentary to the Three Month Period.

II Comparison of Actual Cash Flows versus the 2000 Base Case for the Three Month Period

The July 12, 2000 Offering Memorandum (the "Offering Memorandum") issued by AerCo contained assumptions in respect of AerCo Group's future cash flows and expenses (the "2000 Base Case"). For the purpose of this report, "Net Cash Collections" is defined as Total Cash Collections less Total Cash Expenses, Movements in the Expense Account, Interest Payments and Swap Payments. A discussion of the Total Cash Collections, Cash Expenses, Interest Payments and Principal Payments is given below and should be read in conjunction with the analysis on page 12.

CASH COLLECTIONS

"Total Cash Collections" include Net Lease Rentals (Contracted Lease Rentals less Net Stress-Related Costs), Movement in Current Arrears Balance, Interest Earned, Aircraft Sales and Net Maintenance. In the Three Month Period, AerCo generated approximately $46.4 million in Total Cash Collections, $1.3 million greater than the Base Case. This difference is due to a combination of the factors set out below (the numbers in brackets refer to the line item number shown on page 14).

[2] Renegotiated Leases

Renegotiated Leases refers to the loss in rental revenue caused by a lessee negotiating a reduction in the lease rental. Typically, this can be a permanent reduction over the remaining lease term in exchange for other contractual concessions. In the Three Month Period, there was no loss of revenue attributed to Renegotiated Leases.

[3] Rental Resets Including Interest Rate Adjustments for Floating Rate Leases

Rental Resets is a measure of the loss in rental revenue when new lease rates are lower than those assumed in the Base Case, including lease rate adjustments for changes in interest rates on floating rate leases. AerCo currently has 48 fixed rate leases and 13 floating rate leases. The revenue loss attributable to rental resets during the Three Month Period was $0.2 million.


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[4] Aircraft Sales

Aircraft Sales is a measure of the loss in rental revenue as a result of aircraft sales. In the Three Month Period, there was no lost revenue attributed to Aircraft Sales.

[5] Contracted Lease Rentals

Contracted Lease Rentals represents the current contracted lease rental rollout which equates to the 2000 Base Case Lease Rentals less adjustments for Renegotiated Leases, Rental Resets and Aircraft Sales. For the Three Month Period, Contracted Lease Rentals were $47.4 million.

[6] Movement in Current Arrears Balance

Current Arrears are the total contracted lease rentals outstanding from current lessees at a given date and excludes any amounts classified as Bad Debts. The Current Arrears Balance at the start of the Three Month Period was $1.7 million versus $4.8 million at the end, a negative movement of $3.1 million, which was offset by an advance payment of $0.2m made by one lessee.

         Analysis of Current Arrears Balances

                                     % of        Current   Current   Movement
                                    Appraised    Arrears   Arrears   In Current
      Aircraft Type    Country       Value*     15/12/00   15/3/01     Arrears
                                                --------   -------   ----------
                                                    $M       $M           $M
1     B757-200........  Colombia       2.4          0.8      1.2        (0.4)
2     B737-400........     Italy       3.3          0.3      0.7        (0.4)
3     A320-200........     Italy       1.6          0.2      0.5        (0.3)
4     Various.........     Spain       7.0          0.2      1.3        (1.1)
5     B737-300........        US       0.9          0.2        -         0.2
6     B757-200........        US       3.4            -      1.1        (1.1)
                                                    ---      ---        ----
      Total...........                              1.7      4.8        (3.1)

* Appraised Value as of February 19, 2001

At December 15, 2000, five lessees were in arrears, owing $1.7 million, against which AerCo Group held security deposits of $1.9 million.

As at March 15, 2001, five lessees were in arrears, owing $4.6 million, against which AerCo Group held security deposits of $1.9 million.

[7] Net Stress-Related Costs

Net Stress-Related Costs is a combination of all the factors which can cause actual lease rentals received to differ from the Contracted Lease Rentals. The Base Case assumed Net Stress-Related Costs equal to 6% of the Base Case Lease Rentals. For the Three Month Period, Net Stress-Related Costs led to a cash outflow of $1.0 million compared to $2.9 million outflow assumed in the Base Case. This variance of $1.9 million is due to the following six factors described in items [8] to [13] below.


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[8]  Bad Debts and [10] Security Deposits Drawn Down

Bad Debts are arrears owed by lessees who have defaulted and which are deemed irrecoverable. These arrears are partially offset by the drawdown of security deposits held and amounts subsequently recovered from the defaulted lessee. On February 29, 2000, one of the lessees (Tower Air) filed for Chapter 11 bankruptcy protection in the U.S. in its attempts to restructure its operations. On January 23, 2001, the relevant US bankruptcy court granted an order terminating the lease with Tower Air. This lessee owed $4.8 million at January 23, 2001. AerCo held a security deposit amount of $0.5 million which was applied against the outstanding amount.

[9]  Deferred Arrears Balance

Deferred Arrears Balance refers to current arrears that have been capitalized and restructured into a deferred balance. In the Three Month Period, AerCo received payments totalling $0.4 million from two lessees in accordance with schedules agreed with those lessees.

[11] Aircraft on Ground ("AOG")

AOG is defined as the Base Case lease rental lost when an aircraft is off-lease and non-revenue earning. During the current period one aircraft was off lease and non-revenue earning as follows:

Aircraft Type           % of Appraised Value *
-------------           ---
B737-400                1.4
B747-200                0.5(1)

*Appraised value as of February 19, 2001
(1)This aircraft was appraised by reference to its scrap value.

An LOI has been signed for the lease of this aircraft.

[12] Other Leasing Income

Other Leasing Income consists of miscellaneous income received in connection with a lease other than contracted rentals, maintenance receipts and security deposits, such as early termination payments or default interest. There were no cashflows from Other Leasing Income during the Three Month Period.

[13] Repossession Costs

Repossession Costs cover legal and aircraft technical costs incurred as a result of repossessing an aircraft. In the Three Month Period, Repossession Costs amounted to $0.1 million.

[15] Net Lease Rentals

Net Lease Rentals is Contracted Lease Rentals less any movement in Current Arrears Balance and Net Stress-Related Costs. In the Three Month Period, Net Lease Rentals amounted to $43.5 million, $0.7 million less than assumed in the Base Case. The variance was attributable to the combined effect of the factors outlined in items [2], [3] and [4] and in items [6] to [13] above.


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[16]     Interest Earned

Interest earned relates to interest received on cash balances held in the Collection and Expense Accounts. Cash held in the Collection Account consists of the cash liquidity reserve amount of $65 million plus the security deposit amount, in addition to the intra-month cash balances for all the rentals and maintenance payments collected prior to each monthly payment date. The Expense Account contains cash set aside to pay for expenses which are expected to be payable over the next month. In the Three Month Period, interest earned amounted to $1.4 million, $0.5 million more than assumed in the Base Case.

[17]     Aircraft Sales

There were no aircraft sales during the Three Month Period. During the Three Month Period one engine previously attached to the B747-200 aircraft was sold for $1.4 million. The sale of the other two remaining engines has also been contracted. The Servicer is continuing discussions regarding the sale of the airframe. It is expected that proceeds from such a sale will be received over a longer time-frame as the individual parts of the airframe are sold.

[18]     Net Maintenance

Net Maintenance refers to maintenance reserve revenue received less any maintenance reimbursements paid to lessees. In the Three Month Period, actual maintenance reserve revenue received amounted to $3.4 million and maintenance expenditure amounted to $1.9 million, generating positive net maintenance revenue of $1.5 million. The Base Case makes no assumptions for net maintenance as it assumes that, over time, maintenance revenue will equal maintenance expenditure. However, it is unlikely that in any particular Note Payment Period, maintenance revenue will exactly equal maintenance expenses.

CASH EXPENSES

"Total Cash Expenses" include Aircraft Operating Expenses and Selling, General and Administrative ("SG&A") Expenses. In the Three Month Period, Total Cash Expenses were $4.2 million compared with an assumed amount of $3.2 million. A number of offsetting factors discussed below have given rise to this negative variance of $1.0 million.

Aircraft Operating Expenses includes all operational costs related to the leasing of an aircraft including costs of insurance, re-leasing and other overhead costs. In the Three Month Period, Aircraft Operating Expenses amounted to $0.6 million compared to $0.7 million per the Base Case.

[21]     Re-leasing and other overhead costs

Re-leasing and other overhead costs consist of miscellaneous re-delivery and leasing costs associated with re-leasing events. In the Three Month Period these costs amounted to $0.6 million, compared with $0.7 million per the Base Case, which assumed costs to be 2% of Base Case Lease Rentals.

SG&A Expenses relate to fees paid to the Servicer and to other service providers.


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[23]     Aircraft Servicer Fees

The Aircraft Servicer Fees are defined as amounts paid to the Aircraft Servicer. In the Three Month Period, the total Aircraft Servicer's fees paid were $1.2 million, which is in line with the assumed amount in the Base Case.

Aircraft Servicer Fees consist of:
                                                           $mm
             Retainer Fee................................. 0.6
             Rent Collected Fee........................... 0.6
                                                           ---
             Total Aircraft Servicer Fee.................. 1.2
                                                           ---

The Retainer Fee is a fixed amount per month per aircraft and changes only as aircraft are acquired or sold.

[25]     Other Servicer Fees

Other Servicer Fees relate to fees and expenses paid to other service providers including the Administrative Agent, financial advisors, legal advisors, accountants and to the directors. In the Three Month Period, Other Servicer Fees amounted to $2.4 million, $0.9 million greater than the assumed fees of $1.5 million in the Base Case.

[26]     Interest Payments and [32] Swap Payments

In the Three Month Period, interest payments to Noteholders amounted to $23.5 million. This is $1.2 million less than the Base Case, which assumed Interest Payments for the Three Month Period to be $24.7 million.

[27]     Principal Payments

In the Three Month Period, total principal payments to Noteholders amounted to $19.4 million, $1.7 million greater than assumed in the Base Case.

III      Other Financial Data

Weakly capitalized airlines are more likely than well capitalized airlines to seek operating leases. Therefore, many of the lessees are in a relatively weak financial position and several of them have faced and continue to face severe economic difficulties.

As of March 15, 2001, amounts outstanding for more than 30 days for rental payments due under the leases equalled $2.5 million for three lessees who had a total of four aircraft on lease representing 9.1% of the portfolio by appraised value at February 19, 2001. The outstanding amounts are net of agreed deferrals or other restructuring and default interest.

As of March 15, 2001, Tower Air, a North American lessee, representing 0.5% of the portfolio by appraised value at February 19, 2001, owed $4.8 million in rent. Tower Air had previously filed for Chapter 11 bankruptcy protection. (See "North American Concentration" below). On January 23, 2001, the relevant US bankruptcy court granted an order terminating the lease with Tower Air, on which date the receivable from this lessee and the security deposit of $0.5 million was applied against amounts owed by the lessee on that date.


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PAL, an Asian lessee of two B737-300 aircraft representing 4.4% of the portfolio by appraised value at February 19, 2001, was adversely affected by the Asian economic crisis such that it sought bankruptcy protection in 1998. As part of PAL's rehabilitation plan, the Servicer agreed with PAL to a schedule covering the payment of arrearages over the period to December 31, 2003 and the extension of leases. At March 15, 2001, these arrearages amounted to $1.5 million. All amounts have been paid in accordance with the scheduled terms as of March 15, 2001.

As of March 15, 2001, Avianca, a Colombian lessee of one B757-200 aircraft representing 2.4% of the portfolio by appraised value at February 19, 2001, owed $1.2 million in rent, all of which was in arrears for more than 30 days. In addition, the lessee has a deferred amount of $0.7 million that was previously restructured. On October 2, 2000, AerCo and Avianca's other lessors and creditors agreed to forbear from exercising their rights and remedies in respect of unpaid obligations in order to allow Avianca to have a stable business environment in which to develop and implement a long-term business plan. During this time Avianca paid AerCo circa 62% of amounts due in cash with the remainder provided by way of secured and unsecured Notes. The period of forbearance expired on January 31, 2001. In the period since January 31, 2001, Avianca has paid AerCo a market rental for the B757 aircraft (approx 81% of contracted rental) and full maintenance reserves. The Servicer remains in discussion with the lessee regarding repayment of arrears and future payments. The lessee is in similar discussions with other aircraft lessors. There can be no assurance that the lessee will be able to meet all amounts as they become due and payable. In that event AerCo may need to consider all alternatives, including, potentially seeking return of the aircraft.

As of March 15, 2001 an Italian lessee representing 3.3% of the portfolio by appraised value at February 19, 2001 owed $0.7 million in rent, $0.3 million of which was in arrears for more than 30 days. The Servicer is in discussion with the lessee to reach agreement regarding repayment of arrears and future payments.

As of March 15, 2001, TWA, a North American lessee representing 3.4% of the portfolio by appraised value at February 19, 2001, owed $1.1 million in rent, $0.6 million of which was in arrears for more than 30 days. On January 10, 2001, TWA filed for Chapter 11 bankruptcy protection in the US. Under these circumstances AerCo became entitled to call on a Rental Support Agreement with a third party. Under the terms of this Rental Support Agreement, the third party had the option to purchase the aircraft from AerCo which it elected to do. Since March 15, 2001, TWA paid all outstanding arrears and on April 9, 2001, the third party exercised its' option to purchase the aircraft for $46.2 million.

AerCo expects to respond to the needs of lessees in financial difficulty by restructuring the applicable leases or agreeing to rent deferrals. The restructurings will typically involve the rescheduling of rental payments for a specified period. In addition, certain restructurings may involve the voluntary early termination of a lease, the replacement of aircraft with less expensive aircraft and the arrangement of sub-leases from the lessee to another aircraft operator. In certain cases, it may be necessary to repossess aircraft from defaulting lessees and re-lease the aircraft to other lessees. The early termination of leases may lead AerCo to incur swap breakage costs under its agreements with swap providers which could be substantial.

Certain lessees have experienced periodic difficulties in meeting their maintenance obligations under the leases. Such difficulties may be caused by a variety of factors, the failure of the lessee to have in place a well established maintenance program, adverse climate and other environmental conditions in the locations where the aircraft are operated or financial and labor difficulties experienced by the relevant lessee.

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IV       Recent Developments

Asia Pacific Concentration. At March 15, 2001, 19.4% of the aircraft by appraised value at February 19, 2001 were leased by operators in "emerging" markets in the Asia Pacific region, including China, the Philippines, South Korea, Taiwan and India. One lessee, Asiana, leased 4.7% of the aircraft by appraised value at February 19, 2001.

Trading conditions in Asia's civil aviation industry were adversely affected by the severe economic and financial difficulties in the region during 1998 and 1999. The economies of the region experienced acute difficulties including many business failures, significant depreciation of local currencies against the dollar, downgrading of sovereign and corporate credit ratings and internationally organized financial stability measures. One Asian lessee, PAL, which leases 4.4% of the aircraft by appraised value at February 19, 2001 was adversely affected by the Asian economic crisis such that it sought bankruptcy protection in 1998. As part of its rehabilitation plan, certain of PAL's outstanding lease obligations were re-scheduled in 1999. Several other airlines in the region re-scheduled their aircraft purchase obligations, eliminated certain routes and reduced employees. A repeat of this downturn in the region's economies may further undermine business confidence, reduce demand for air travel and adversely affect the Asian lessees' operations and their ability to meet their obligations.

Latin American Concentration. At March 15, 2000, 10.1% of the aircraft by appraised value at February 19, 2001 were leased by operators in "emerging markets" in Latin America, principally Brazil, Chile and Colombia. The financial prospects for lessees in Latin America depend amongst other things on the level of political stability and economic activity and policies in the region. Developments in other "emerging markets" may also affect the economies of Latin American countries and the entire region.

Most significantly, in 1999, Brazil experienced significant downturns in its economy and financial markets, with large decreases in financial asset prices and dramatic decreases in the value of its currency. One of the lessees, TAM, the lessee of 4.0% of the aircraft by appraised value at February 19, 2001, operates five of the aircraft in Brazil. Continued weakness in the value of the Brazilian real, as well as any further general deterioration in the Brazilian economy, means that this lessee may be unable to generate sufficient revenues in Brazilian currency to pay the U.S. dollar-denominated rental payments under the leases. More importantly, financial and economic problems in Brazil could spread throughout Latin America and other "emerging" economies, having a similar effect on many of AerCo Group's other lessees.

Colombia has recently suffered as a result of the deterioration in the value of the Colombian Peso and the resulting negative impact on the Colombian economy. AerCo leases one aircraft to a Colombian lessee, representing 2.4% of the portfolio by appraised value at February 19, 2001. Continued weakness in the value of the Colombian Peso, as well as general deterioration in the Colombian economy, will mean that this lessee may be unable to generate sufficient revenues in the Colombian currency to pay the U.S. dollar denominated rental repayments under the lease. As of March 15, 2001, this Colombian lessee owed $1.2 million, all of which was in arrears for more than 30 days. (See Section III - Other Financial Data above).



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European Concentration. At March 15, 2001, 51.0% of the aircraft by appraised value at February 19, 2001 were leased by operators based in Europe. Of this amount, lessees of 43.2% of the aircraft were based in "developed" European markets, principally the United Kingdom and Spain. Lessees of the remaining 7.8% of the aircraft were based in "emerging" European markets, principally Turkey. As of March 15, 2001, 21.4% of the aircraft by appraised value at February 19, 2001 were leased to lessees in the United Kingdom.

The commercial aviation industry in Europe is very sensitive to general economic conditions. Since air travel is largely discretionary, the industry tends to suffer severe financial difficulties during slow economic periods. As a result, the financial prospects for European lessees will depend on the level of economic activity in Europe and in the specific countries where they operate. A recession or other worsening of economic conditions in any European country may adversely affect the European lessees' ability to meet their financial and other obligations. Most European currencies in which European airlines primarily receive their revenue have fallen in value in the last number of months when measured against the US dollar, adversely affecting the ability of those airlines to meet dollar denominated lease rental, fuel and other operating costs. Competitive pressures from continuing deregulation of the airline industry by the EU may also adversely affect European lessees' operations and their ability to meet their obligations under the leases.

At March 15, 2001, 4.8% of the aircraft by appraised value at February 19, 2001 were on lease to Turkish lessees. Turkey was hit by a series of severe earthquakes in 1999 and damage caused by the earthquakes and the consequent fall off in tourist traffic has adversely affected the ability of these airlines to operate and meet their financial obligations under the leases. In addition, the fall in value of the Deutsche Mark, the principal currency in which Turkish airlines receive their revenues, against the U.S. dollar, may affect the ability of these airlines to pay US dollar denominated costs including lease rentals. The recent sharp increase in jet fuel prices, together with the weakness of the Euro against the U.S. dollar has led to significant increases in operating costs for many airlines based in the Euro-zone. This may adversely impact the ability of such airlines to perform their lease obligations to AerCo Group in the future.

North American Concentration. At March 15, 2001, 17.8% of the aircraft by appraised value at February 19, 2001 were leased by operators in North America. As in Europe, the commercial aviation industry in North America is highly sensitive to general economic conditions. Since airline travel is largely discretionary, the industry has suffered severe financial difficulties during economic downturns. Over the last several years, nearly half of the major North American passenger airlines have filed for Chapter 11 bankruptcy protection and several major U.S. airlines have ceased operations.

Tower Air, which was the lessee of one Boeing 747-200 aircraft, which represents 0.5% of the aircraft by appraised value at February 19, 2001, filed for Chapter 11 bankruptcy protection on February 29, 2000. The relevant U.S. bankruptcy court granted an order to terminate the lease with Tower Air on January 23, 2001. The opportunities for lease or sale of this aircraft type are currently extremely limited. In addition, the technical costs required to ensure that it is in a suitable condition for re-leasing are significant. Having examined all possibilities in respect of this aircraft, AerCo determined that it was in the best interests of AerCo Group to sell the aircraft for scrap and is accordingly proceeding to realise its scrap value. As a consequence, this aircraft has been appraised by reference to its scrap value at February 19, 2001. As of March 15, 2001 proceeds of $1.4 million from the sale of one engine had been received, and a contract for the sale of the remaining two engines had been signed.



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On January 10, 2001, TWA, the lessee of one Boeing 757-200 aircraft representing 3.4% of the aircraft by appraised value at February 19, 2001 filed for Chapter 11 bankruptcy protection in the U.S. (See Section III - Other Financial Data for further information).

Compliance with Governmental and Technical Regulation. The US Federal Aviation Administration (the "FAA") has announced an Airworthiness Directive ("AD") that requires operators of MD-11, MD-80 and DC-10 aircraft to replace certain insulation blankets in order to reduce the risk of fire. At March 15, 2001, AerCo Group owned eight MD-80 series aircraft representing 9.6% of the portfolio by appraised value at February 19, 2001. AerCo could incur significant costs estimated at approximately $4 million in ensuring its eight MD-80 series aircraft comply with these standards, which could impact adversely on AerCo's results of operations.

The FAA is expected to issue an AD by the end of 2001 mandating the modification of Boeing 737 aircraft when the aircraft has completed 50,000 cycles. The estimated labour cost to implement such modifications for each aircraft is approximately $230,000 per aircraft. At March 15, 2001, AerCo owned 31 Boeing 737 aircraft, representing 45.6% of the portfolio by appraised value at February 19, 2001. Based on the current cycles completed to date by these Boeing 737 aircraft, AerCo Group's Boeing 737 aircraft are not likely to require these modifications prior to 2008. However, AerCo could incur significant costs in ensuring its Boeing 737 aircraft comply with these standards, which could impact adversely on AerCo's results of operations.

The FAA is also expected to issue an AD within the next twelve months mandating a re-design of the rudder systems of Boeing 737 aircraft. The average cost per aircraft of such modifications is expected to be approximately $50,000. At March 15, 2001, AerCo owned 31 Boeing 737 aircraft, representing 45.6% of the portfolio by appraised value at February 19, 2001. Depending on the time period within which such modifications are required to be made, the costs may be the responsibility of existing lessees. However, if some or all of the costs are not the responsibility of some or all existing lessees, AerCo could incur significant costs in ensuring its Boeing 737 aircraft comply with such modifications, which could impact adversely on AerCo's results of operations.


AerCo Cashflow Performance for the Period from December 15, 2000 to March 15, 2001
Comparison of Actual Cash Flows versus Base Case Cash Flows



                                                    Actual        Base Case Variance      Actual     Base Case   Variance

                 CASH COLLECTIONS                    U.S.$m       U.S.$m    U.S.$m            %          %           %
                                                                                               (base case lease rental)
1                Lease Rentals                      46.20         47.10     (0.90)        98.1%      100.0%      (1.9%)
2                 -     Renegotiated Leases          0.00          0.00      0.00          0.0%        0.0%       0.0%
3                 -     Rental Resets               (0.20)         0.00     (0.20)        (0.4%)       0.0%      (0.4%)
4                 -     Aircraft Sales               1.40          0.00      1.40          3.0%        0.0%       3.0%
                                                    ------------------------------------  -----------------------------------

5      1 - 5     Contracted Lease Rentals           47.40         47.10      0.30          100.6%    100.0%       0.6%
6                Movement in Current Arrears        (2.90)         0.00     (2.90)        (6.2%)       0.0%      (6.2%)
                 Balance
7                less Net Stress Related Costs
8                 -     Bad Debts                   (0.30)        (0.50)     0.20         (0.6%)      (1.1%)      0.4%
9                 -     Capitalised Arrears          0.40          0.00      0.40          0.8%        0.0%       0.8%
10                -     Security Deposits drawn      0.40          0.00      0.40          0.8%        0.0%       0.8%
                        down
11                -     AOG                         (1.40)        (2.00)     0.60         (3.0%)      (4.2%)      1.3%
12                -     Other Leasing Income         0.00          0.00      0.00          0.0%        0.0%       0.0%
13                -     Repossession                (0.10)        (0.40)     0.30          (0.2%)     (0.8%)      0.6%
                                                    ------------------------------------  -----------------------------------
14     8 - 13    Sub-total                          (1.00)        (2.90)     1.90          (2.1%)     (6.2%)      4.0%
15     5+6+14    Net Lease Rental                   43.50         44.20     (0.70)        92.4%       93.8%      (1.5%)
16               Interest Earned                     1.40          0.90      0.50          3.0%        1.9%       1.1%
17               Aircraft Sales                      0.00          0.00      0.00          0.0%        0.0%       0.0%
18               Net Maintenance                     1.50          0.00      1.50          3.2%        0.0%       3.2%
                                                    ------------------------------------  -----------------------------------

19     15 - 18   Total Cash Collections             46.40         45.10      1.30          100.4%     95.8%       4.7%
                                                    ====================================  ===================================

                 CASH EXPENSES
                 Aircraft Operating Expenses
20                -     Insurance                    0.00          0.00      0.00          0.0%        0.0%       0.0%
21                -     Re-leasing and other        (0.60)        (0.70)     0.10         (1.3%)      (1.5%)      0.2%
                        overheads
                                                    ------------------------------------  -----------------------------------
22     20+21     Sub-total                          (0.60)        (0.70)     0.10         (1.3%)      (1.5%)      0.2%
                 SG&A Expenses
23               Aircraft Servicer Fees
                  -     Retainer Fee                (0.60)        (0.60)     0.00         (1.3%)      (1.3%)      0.0%
                  -     Rent Collected Fee          (0.60)        (0.40)    (0.20)        (1.3%)      (0.8%)     (0.4%)
                  -     Previous Servicer            0.00          0.00      0.00          0.0%        0.0%       0.0%
                  -     Sales Fee                    0.00          0.00      0.00          0.0%        0.0%       0.0%
                                                    ------------------------------------  -----------------------------------
24    23         Sub-total                          (1.20)        (1.00)    (0.20)        (2.5%)      (2.1%)     (0.4%)
25               Other Servicer Fees                (2.40)        (1.50)    (0.90)        (5.1%)      (3.2%)     (1.9%)
                                                    ------------------------------------  -----------------------------------
26     24+25     Sub-total                          (3.60)        (2.50)    (1.10)        (7.6%)      (5.3%)     (2.3%)
                                                    ====================================  ===================================

                                                    ------------------------------------  -----------------------------------
27     26+22     Total Cash Expenses                (4.20)        (3.20)    (1.00)        (8.9%)     (6.8%)      (2.1%)
                                                    ====================================  ===================================

                 NET CASH COLLECTIONS
28    19         Total Cash Collections             46.40         45.10      1.30         98.5%       95.8%       2.8%
29    26         Total Cash Expenses                (4.20)        (3.20)    (1.00)        (8.9%)      (6.8%)     (2.1%)
30               Movement on Expense Account         1.20          0.00      1.20          2.5%        0.0%       2.5%
31               Interest Payments                 (23.50)       (24.70)     1.20        (49.9%)     (52.4%)      2.5%
32               Swap Payments                      (0.50)         0.50     (1.00)        (1.1%)       1.1%      (2.1%)
                                                    ------------------------------------  -----------------------------------

33     28 - 32   TOTAL                              19.40         17.70      1.70         41.2%       37.6%       3.6%
                                                    ====================================  ===================================

33               PRINCIPAL PAYMENTS
                 Subclass A                         17.00         15.50      1.50         36.1%       32.9%       3.2%
                 Subclass B                          2.00          1.90      0.10          4.2%        4.0%       0.2%
                 Subclass C                          0.40          0.30      0.10          0.8%        0.6%       0.2%
                 Subclass D                          0.00          0.00      0.00          0.0%        0.0%       0.0%
                                                    ------------------------------------  -----------------------------------

                 Total                              19.40         17.70      1.70         41.2%       37.6%       3.6%
                                                    ====================================  ===================================

Coverage Ratios
                                        Closing      Actual           Base Case
                                        -------      ------           ---------
      Net Cash Collections                          19.4             17.7
      Add Back Interest and
      Swap Payments                                 24.0             24.2
      Add Back Permitted Accruals
A     Net Cash Collections
      (excl. interest and swap payments)            43.4             41.9
B     Swaps                                          0.5              0.5
C     Class A Interest                              17.3             17.2
D     Class A Minimum                                -                7.5
E     Class B Interest                               2.8              2.8
F     Class B Minimum                                1.6              3.1
G     Class C Interest                               3.4              3.4
H     Class C Minimum                                -                -
I     Class D Interest                               2.1              2.1
J     Class D Minimum
K     Class A Scheduled
L     Class B Scheduled                              1.5              1.7
M     Class C Scheduled                              0.3              0.3
N     Class D Scheduled
O     Permitted Aircraft Modifications
P     Step-up Interest
R     Class A Supplemental                          11.2             13.1
S     Class E Primary Interest                       2.2              -
T     Class B Supplemental                           -                -
U     Class A Outstanding                            -                -
                                                     -------        ----------
      Total                                          42.9             50.7
                                                     -------         ---------

 [1]  Interest Coverage Ratio
      Class A                                        2.44             2.51           = a/(b+c)
      Class B                                        2.11             1.55           = a/(b+c+d+e)
      Class C                                        1.70             1.25           = a/(b+c+d+e+f+g)
      Class D                                        1.57             1.18           = a/(b+c+d+e+f+g+h+i)
 [2]  Debt Coverage Ratio
      Class A                                        1.57             1.18           = a/(b+c+d+e+f+g+h+I+j+k)
      Class B                                        1.49             1.12           = a/(b+c+d+e+f+g+h+I+j+k+l)
      Class C                                        1.47             1.11           = a/(b+c+d+e+f+g+h+I+j+k+l+m)
      Class D                                        1.47             1.11           = a/(b+c+d+e+f+g+h+I+j+k+l+m+n)
      Loan to Value Ratios (in US dollars)
 [3]  Assumed Portfolio Value        1,566,730,000    1,522,908,000          1,497,010,000
 [4]  Adjusted Portfolio Value                        1,464,089,000
      Liquidity Reserve Amount
      Of which - Cash                   87,400,000       86,379,652             87,400,000
         - Accrued Expenses                               7,651,900
         - Letters of Credit held
                                        ---------------  ---------------- ------------------
      Subtotal                          87,400,000       94,031,552             87,400,000
      Less Lessee Security Deposits     22,400,000       21,379,652             22,400,000
      Subtotal                          65,000,000       72,651,900             65,000,000
 [5]  Total Asset Value              1,631,730,000    1,536,740,900          1,562,010,000


      Note Balances as at March 15, 2001

      Class A                          998,386,457      955,941,645             952,786,457
      Class B                          154,787,636      149,504,125             148,087,636
      Class C                          164,156,262      163,401,143             163,456,262
      Class D                          100,000,000      100,000,000             100,000,000
                                   ---------------  ---------------      ------------------
                                     1,417,330,355    1,368,846,913           1,364,330,355


[1] Interest Coverage Ratio is equal to Net Cash Collections (excluding interest and swap payments) expressed as a ratio of the interest. Payable on each subclass of Notes plus the interest and minimum principal payments payable on each subclass of Notes that rank. Senior in priority of payment to the relevant subclass of Notes.

[2] Debt Service Ratio is equal to Net Cash Collections (excluding interest and swap payments) expressed as a ratio of the interest and minimum and scheduled payments payable on each subclass of Note plus the interest and minimum and scheduled Principal payments payable on each subclass of Notes that ranks equally with or senior to the relevant subclass of Notes in the Priority of payments

[3] Assumed Portfolio Value represents the Initial Appraised Value of each aircraft in the Portfolio multiplied by the Depreciation Factor at Calculation Date divided by the Depreciation Factor at the Closing Date on which the relevant aircraft was required.

[4] Adjusted Portfolio Value represents the Base Value of each aircraft in the Portfolio as determined by the most recent Appraisal. Multiplied by the Depreciation Factor at calculation date divided by the Depreciation Factor at Closing Date on which the relevant aircraft was acquired. The lower of the Assumed Portfolio Value or 105% of the Adjusted Portfolio Value is used to calculate the principal repayment amounts to Noteholders

[5] Total Asset Value is equal to Total Assumed Portfolio Value plus Liquidity Reserve Amount minus Lessee Security Deposits.

AerCo Cashflow Performance for the Period from July 17, 2000 to March 15, 2001 Comparison of Actual Cash Flows versus Base Case Cash Flows

                                                           Base
                                                 Actual    Case       Variance     Actual      Base Case   Variance
                                                 ------    ----       --------     ------      ---------   --------
                CASH COLLECTIONS                  U.S.$m   U.S.$m     U.S.$m          %           %           %
                                                                                        (base case lease rental)
1               Lease Rentals                    126.40    125.80       0.60       100.5%      100.0%        0.5%
2                -  Renegotiated Leases            0.00      0.00       0.00         0.0%        0.0%        0.0%
3                -  Rental Resets                 (0.20)     0.00      (0.20)       (0.2%)       0.0%       (0.2%)
4                -  Aircraft Sales                 0.00      0.00       0.00         0.0%        0.0%        0.0%
                                                 --------------------------------  --------------------------------

5      1 - 5    Contracted Lease Rentals         126.20    125.80       0.40       100.3%      100.0%        0.3%
6               Movement in Current Arrears       (4.60)     0.00      (4.60)       (3.7%)       0.0%       (3.7%)
                Balance
7               less Net Stress Related Costs
8                -  Bad Debts                     (1.50)    (1.30)     (0.20)       (1.2%)      (1.0%)      (0.2%)
9                -  Capitalised Arrears            0.90      1.90      (1.00)        0.7%        1.5%       (0.8%)
10               -  Security Deposits drawn down   0.40      0.00       0.40         0.3%        0.0%        0.3%
11               -  AOG                           (2.10)    (5.30)      3.20        (1.7%)      (4.2%)       2.5%
12               -  Other Leasing Income           0.00      0.00       0.00         0.0%        0.0%        0.0%
13               -  Repossession                  (0.10)    (1.00)      0.90        (0.1%)      (0.8%)       0.7%
                                                 --------------------------------  --------------------------------
14     8 - 13   Sub-total                         (2.40)    (5.70)      3.30        (1.9%)      (4.5%)       2.6%
15     5+6+14   Net Lease Rental                 119.20    120.10      (0.90)       94.8%       95.5%       (0.7%)
16              Interest Earned                    3.70      2.30       1.40         2.9%        1.8%        1.1%
17              Aircraft Sales                     1.40      7.60      (6.20)        1.1%        6.0%       (4.9%)
18              Net Maintenance                    7.40      0.00       7.40         5.9%        0.0%        5.9%
                                                 --------------------------------  --------------------------------
19     15 - 18  Total Cash Collections           131.70    130.00       1.70       104.2%      103.3%        0.9%
                                                 ================================  ================================

                CASH EXPENSES
                Aircraft Operating Expenses
20               -  Insurance                     (0.10)     0.00      (0.10)       (0.1%)       0.0%       (0.1%)
21               -  Re-leasing and other          (5.60)    (2.30)     (3.30)       (4.5%)      (1.8%)      (2.6%)
                    overheads
                                                 --------------------------------  --------------------------------
22     20+21    Sub-total                         (5.70)    (2.30)     (3.40)       (4.5%)      (1.8%)      (2.7%)
                SG&A Expenses
23              Aircraft Servicer Fees
                 -  Retainer Fee                  (1.60)    (1.50)     (0.10)       (1.3%)      (1.2%)      (0.1%)
                 -  Rent Collected Fee            (1.60)    (1.30)     (0.30)       (1.3%)      (1.0%)      (0.2%)
                 -  Previous Servicer             (1.80)     0.00       (1.80)       (1.4%)      0.0%        (1.4%)
                 -  Sales Fee                      0.00      0.00       0.00         0.0%        0.0%        0.0%
                                                 --------------------------------  --------------------------------
24    23        Sub-total                         (5.00)    (2.80)     (2.20)       (4.0%)      (2.2%)      (1.7%)
25              Other Servicer Fees               (7.50)    (4.80)     (2.70)       (6.0%)      (3.8%)      (2.1%)
                                                 --------------------------------  --------------------------------
26     24+25    Sub-total                        (12.50)    (7.60)     (4.90)       (9.9%)      (6.0%)      (3.9%)
                                                 ================================  ================================

27     26+22    Total Cash Expenses              (18.20)    (9.90)     (8.30)      (14.5%)      (7.9%)      (6.6%)
                                                 ================================  ================================

                NET CASH COLLECTIONS
28    19        Total Cash Collections           131.70    130.00       1.70       104.7%      103.3%        1.4%
29    26        Total Cash Expenses              (18.20)    (9.90)     (8.30)      (14.5%)      (7.9%)      (6.6%)
30              Movement on Expense Account        6.80      0.00       6.80         5.4%        0.0%        5.4%
31              Interest Payments                (72.30)   (68.70)     (3.60)      (57.5%)     (54.6%)      (2.9%)
32              Swap Payments                      0.30      1.50      (1.20)       0.2%         1.2%       (1.0%)
                                                 --------------------------------  --------------------------------

33     28 - 32  TOTAL                              48.30    52.90      (4.60)       38.4%       42.1%       (3.7%)
                                                 ================================  ================================

33              PRINCIPAL PAYMENTS
                Subclass A                         42.40    45.60      (3.20)       33.7%       36.2%       (2.5%)
                Subclass B                         5.20      6.70      (1.50)        4.1%        5.3%       (1.2%)
                Subclass C                         0.70      0.70       0.00         0.6%        0.6%        0.0%
                Subclass D                         0.00      0.00       0.00         0.0%        0.0%        0.0%
                                                 --------------------------------  --------------------------------

                Total                             48.30     53.00      (4.70)       38.4%       42.1%       (3.7%)
                                                 ================================  ================================




Note                     Report Line Name                            Description
                         CASH COLLECTIONS
[1]                      Lease Rentals.........................      Assumptions as per the July 2000 Prospectus
[2]                      - Renegotiated Leases                       Change in contracted rental cash flow caused by a
                                                                     renegotiated lease
[3]                      - Rental Resets........................     Re-leasing events where new lease rate deviated from
                                                                     the Base Case
[4]                      - Aircraft Sales                            Revenue foregone as a result of aircraft sales
[5]  S [1]...[4]           Contracted Lease Rentals.............     Current Contracted Lease Rentals due as at the latest
                                                                     Calculation Date
[6]                      Movement in Current Arrears Balance ...     Current contracted lease rentals not received as at
                                                                     the latest Calculation Date, excluding Bad Debts
[7]                      Less Net Stress related Costs
[8]                      - Bad debts............................     Arrears owed by former lessees and deemed irrecoverable
[9]                      - Deferred Arrears Balances............     Current arrears that have been capitalised and
                                                                     restructured as a Note Payable
[10]                     - Security deposits drawn down.........     Security deposits received following a lessee default
[11]                     - AOG..................................     Loss of rental due to an aircraft being off-lease and
                                                                     non-revenue earning
[12]                     - Other Leasing Income.................     Includes lease termination payments, rental guarantees
                                                                     and late payments charges
[13]                     - Repossession.........................     Legal and technical costs incurred in repossessing
                                                                     aircraft.
[14] S [8]...[13]          Sub-total
[15] [5]+[6]+[14]        Net Lease Rentals......................     Contracted Lease Rentals less Movement in Current
                                                                     Arrears Balance and Net Stress related costs
[16]                     Interest Earned........................     Interest earned on monthly cash balances
[17]                     Aircraft Sales                              Gross cash receipts from aircraft sales.
[18]                     Net Maintenance........................     Maintenance Revenue Reserve received less and
                                                                     reimbursements to lessees
[19] S [15]...[18]       Total Cash Collections.................     Net Lease Rentals + Interest Earned + Net Maintenance

                         CASH EXPENSES
                         Aircraft Operating Expenses............     All operational costs related to the leasing of aircraft.
[20]                     - Insurance............................     Premium for contingent insurance policies
[21]                     - Releasing and other...................    Costs associated with transferring an aircraft from
                                                                     one lessee to another
[22]   [23]+[24]         Sub-total
                         SG&A Expenses
[23]                     Aircraft Servicer Fees.................     Monthly and annual fees paid to Aircraft Servicer
                         - Retainer Fee.........................     Fixed amount per month per aircraft
                         - Rent Collected.......................     1.25% of rental received for the month
                         - Previous Servicer Fee................     Fee paid to previous Servicer for performance in
                                                                     accordance with the Servicing Agreement
                         - Sales Fee............................     Fee paid to Servicer on sale of an aircraft
[24] [23]                Sub-total
[25]                     Other Servicer Fees....................     Administrative Agent, trustee and professional fees
                                                                     paid to other service providers
[26]  [24]+[25]          Sub-total
[27]  [22]+[26]          Total Cash Expenses....................     Aircraft Operating Expenses + SG&A Expenses

                         NET CASH COLLECTIONS
[28]  [19]               Total Cash Collections.................     Line 16 above
[29]  [26]               Total Cash Expenses....................     Line 24 above
[30]                     Movement in Expense Account                 Relates to reduction in accrued expense amounts
[31]                     Interest Payments......................     Interest paid on all outstanding debt
[32]                     Swap payments                               Net swap payments (paid)/received
[34]                     Principal payments                          Principal payments on debt


                                                                                                                            % of
                                                                                                     Appraised    % of     Aircraft
                                                                                                     Value of    Aircraft     by
                                                                                      Date of        February       by     Appraised
                                                Aircraft      Engine         Serial   Manufacture     19,2001   Appraised  Value in
No.  Region      Country      Lessee               Type      Configuration   Number   /Conversion      (USS m)    Value     Region
------------------------------------------------------------------------------------------------------------------------------------
 1. Asia
    (Emerging)  China        China Xinjiang    B757-200      RB211-535E4     26153     Aug-92         37,372      2.5%
 2.             China        China Southern    B737-300      CFM56-3C1       26068     Jun-92         23,306      1.6%
 3.             China        China Southern    B737-300      CFM56-3C1       25604     Jan-93         21,746      1.5%
 4.             China        Xiamen Airlines   B737-500      CFM56-3C1       27153     Aug-93         20,453      1.4%
 5.             China        Xiamen Airlines   B737-500      CFM56-3C1       27155     Mar-93         19,643      1.3%
 6.             India        Indian Airlines   A300B4-200    CF6-50C2          240     May-83          8,596      0.6%
 7.             Philippines  PAL               B737-300      CFM56-3B1       24465     Aug-89         18,533      1.3%
 8.             Philippines  PAL               B737-300      CFM56-3B1       24677     Mar-90         19,924      1.4%
 9.             Philippines  PAL               B737-400      CFM56-3C1       25594     May-92         25,261      1.7%
10.             South Korea  Asiana            B737-400      CFM56-3C1       25764     Jun-92         23,356      1.6%
11.             South Korea  Asiana            B737-400      CFM56-3C1       25765     Jul-92         23,762      1.6%
12.             South Korea  Asiana            B737-500      CFM56-3C1       25768     May-95         22,494      1.5%
13.             Taiwan       FEAT              MD83          JT8D-219        49952     Dec-91         19,582      1.3%
Sub-total                                                                                                                    19.4%
14. Europe
    (Developed  Italy        Air Europe        A320-200      CFM5-5A1           85     Feb-86         23,886      1.6%
15.             Italy        Blue Panorama     B737-400      CFM56-3C1       24901     May-90         23,510      1.6%
16.             Italy        Blue Panorama     B737-400      CFM56-3C1       27074     Apr-92         25,676      1.7%
17.             Ireland      Virgin Express
                              Ireland          B737-300      CFM56-3B2       25041     Mar-91         21,912      1.5%
18.             Spain        Spanair           B767-300ER    PW4060          24999     Feb-91         52,819      3.6%
19.             Spain        Spanair           MD83          JT8D-219        49627     Apr-89         18,137      1.2%
20.             Spain        Spanair           MD83          JT8D-219        49790     Oct-89         17,978      1.2%
21.             Spain        Spanair           MD-82         JT8D-217C       49570     Feb-88         15,247      1.0%
22.             UK           Air 2000          B757-200      RB211-535E4     26158     Feb-93         38,406      2.6%
23.             UK           Airtours          A320-200      CFM56-5A3         299     Apr-92         28,136      1.9%
24.             UK           Airtours          A320-200      V2500-A1          362     Nov-92         27,818      1.9%
25.             UK           British Midland   A320-200      V2527-A5          934     Jan-99         39,217      2.7%
26.             UK           British Midland   A321-200      V2533-A5         1207     Apr-00         51,609      3.5%
27.             UK           Monarch           A320-200      CFM56-5A3         391     Feb-93         29,295      2.0%
28.             UK           British Airways   B737-500      CFM56-3C1       25789     Feb-92         20,270      1.4%
29.             UK           British Airways   B737-300      CFM56-3C1       24908     Mar-91         22,285      1.5%
30.             UK           JMC Airlines      A320-200      V2500-A1          354     Oct-92         28,356      1.9%
31.             UK           JMC Airlines      A320-200      V2500-A1          411     Mar-93         29,377      2.0%
32.             Belgium      Virgin Express    B737-400      CFM56-3C1       24270     May-89         21,817      1.5%
33.             Belgium      Virgin Express    B737-400      CFM56-3C1       24271     Jun-89         22,116      1.5%
34.             Finland      Finnair           MD-82         JT8D-219        49905     Oct-90         17,404      1.2%
35.             Finland      Finnair           MD-82         JT8D-219        53245     Apr-92         18,838      1.3%
36.             France       Aeropostale       B737-300QC    CFM56-3B2       24021     Nov-88         20,600      1.4%
37.             Norway       Braathens SAFE    B737-500      CFM56-3C1       24651     Apr-90         18,616      1.3%
Sub-total                                                                                                                    43.2%
38. Europe
     (Emerging) Hungary      Malev             B737-300      CFM56-3C1       24909     Apr-91         21,127      1.4%


                                                                                                                            % of
                                                                                                     Appraised    % of     Aircraft
                                                                                                     Value of    Aircraft     by
                                                                                      Date of        February       by     Appraised
                                                Aircraft      Engine         Serial   Manufacture     19,2001   Appraised  Value in
No.  Region      Country      Lessee               Type      Configuration   Number   /Conversion      (USS m)    Value     Region
------------------------------------------------------------------------------------------------------------------------------------
39.             Turkey       Pegasus           B737-400      CFM56-3C1       23979     Jan-89         21,674      1.5%
40.             Turkey       Pegasus           B737-400      CFM56-3C1       24685     May-90         23,153      1.6%
41.             Hungary      Malev             B737-400      CFM56-3C1       24904     Feb-91         23,777      1.6%
42.             Turkey       THY               B737-400      CFM56-3C1       26066     Jun-92         25,016      1.7%
Sub-total                                                                                                                     7.8%
43. Latin
     America    Brazil       TAM               Fokker 100    TAY650-15       11341     Aug-91         11,498      0.8%
44. (Emerging)  Brazil       TAM               Fokker 100    TAY650-15       11350     Apr-92         12,052      0.8%
45.             Brazil       TAM               Fokker 100    TAY650-15       11351     Sep-91         11,353      0.8%
46.             Brazil       TAM               Fokker 100    TAY650-15       11320     Sep-91         11,220      0.8%
47.             Brazil       TAM               Fokker 100    TAY650-15       11322     Jun-91         11,155      0.8%
48.             Brazil       Nordeste          B737-500      CFM56-3C1       26067     Jun-92         20,588      1.4%
49.             Brazil       Varig             B737-300      CFM56-3C1       24834     Jun-90         20,479      1.4%
50.             Chile        AILL (1)          DC8-71F       CFM56-2C1       46040     Mar-91         14,074      1.0%
51.             Columbia     Avianca           B757-200      RB211-535E4     26152     Aug-92         35,364      2.4%
Sub-total                                                                                                                    10.1%
52. North
     America    Canada       Air Canada        A320-200      CFM56-5A1         403     Dec-93         29,545      2.0%
53. (Devoloped) Canada       Air Canada        B767-300ER    PW4060          24947     Mar-91         54,915      3.7%
54.             USA          BAX Global        DC8-71F       CFM56-2C1       46064     Mar-92         12,036      0.8%
55.             USA          Delta             B737-300      CFM56-3B1       23345     Jul-85         13,487      0.9%
56.             USA          Frontier          B737-300      CFM56-3C1       24856     Aug-90         20,762      1.4%
57.             USA          Frontier          B737-300      CFM56-3B2       26440     Mar-92         22,714      1.5%
58.             USA          Frontier          B737-300      CFM56-3B2       26442     May-92         22,244      1.5%
59.             USA          Reno Air (2)      MD-82         JT8D-219        49931     Aug-90         17,842      1.2%
60.             USA          Reno Air (2)      MD-82         JT8D-219        49932     Sep-90         17,832      1.2%
61.             USA          TWA(4)            B757-200      PW2037          28486     May-99         49,337      3.4%
                                                                                                                             17.8%
Sub-total
62.             USA          Tower Air (3)     B747-200      JT9D-7Q         22496     Oct-91          6,850      0.5%
63. AOG                                        B737-400      CFM56-3C1        23868     Oct-88        20,090      1.4%        1.8%

                                                                                                   -------------------------------
     Total                                                                                         1,467,537    100.0%      100.0%
                                                                                                   ===============================

1. Aircraft International Leasing Limited is an indirect 100% subsidiary of Lan Chile

 2.  Reno Air is a 100% subsidiary of American Airlines

3. Tower Air filed for Chapter 11 bankruptcy protection. On January 3, 2001 the relevant US bankruptcy court granted an order terminating the lease with Tower Air

 4.  This aircraft was sold on April 9, 2001